Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated March 16, 2017

Registration Statement No. 333-207659

MidWestOne Financial Group, Inc. TM MidWestOne Financial Group, Inc. 102 South Clinton Street • Iowa City, Iowa 52240 319.356.5800 • MidWestOneFinancial.com NASDAQ: MOFG

Forward Looking Statements This presentation contains certain ratios and amounts not in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”). These are provided to evaluate and measure the MidWestOne Financial Group, Inc.’s (the “Company”) operating performance and financial condition, including return on average tangible common equity, tangible book value, net interest margin and efficiency ratio. Management believes these ratios and amounts provide investors with information regarding the Company’s balance sheet, profitability, financial condition and capital adequacy and how management evaluates such metrics internally. There are tables at the end of this presentation that provide a reconciliation of each non-GAAP measure to the most comparable GAAP equivalent. This presentation contains certain “forward-looking statements” within the meaning of such term in the Private Securities Litigation Reform Act of 1995. The Company and our representatives may, from time to time, make written or oral statements that are “forward-looking” and provide information other than historical information. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement. These factors include, among other things, the factors listed below. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of our management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “should,” “could,” “would,” “plans,” “intend,” “project,” “estimate,” “goals,” “forecast,” “may” or similar expressions. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. Readers are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Additionally, we undertake no obligation to update any statement in light of new information or future events, except as required under federal securities law. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors that could have an impact on our ability to achieve operating results, analyst financial forecasts, growth plan goals and future prospects include, but are not limited to, the following: (i) credit quality deterioration or pronounced and sustained reduction in real estate market values could cause an increase in our allowance for credit losses and a reduction in net earnings; (ii) our management’s ability to reduce and effectively manage interest rate risk and the impact of interest rates in general on the volatility of our net interest income; (iii) changes in the economic environment, competition, or other factors that may affect our ability to acquire loans or influence the anticipated growth rate of loans and deposits and the quality of the loan portfolio and loan and deposit pricing; (iv) fluctuations in the value of our investment securities; (v) governmental monetary and fiscal policies; (vi) legislative and regulatory changes, including changes in banking, securities and tax laws and regulations and their application by our regulators (particularly with respect to the Basel III regulatory capital reforms and changes in the scope and cost of FDIC insurance and other coverages); (vii) the ability to attract and retain key executives and employees experienced in banking and financial services; (viii) the sufficiency of the allowance for loan losses to absorb the amount of actual losses inherent in our existing loan portfolio; (ix) our ability to adapt successfully to technological changes to compete effectively in the marketplace; (x) credit risks and risks from concentrations (by geographic area and by industry) within our loan portfolio; (xi) the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds, and other financial institutions operating in our markets or elsewhere or providing similar services; (xii) the failure of assumptions underlying the establishment of allowances for loan losses and estimation of values of collateral and various financial assets and liabilities; (xiii) the risks of mergers and acquisitions, including, without limitation, the related time and costs of implementing such transactions, integrating operations as part of these transactions and possible failures to achieve expected gains, revenue growth and/or expense savings from such transactions; (xiv) volatility of rate-sensitive deposits; (xv) operational risks, including data processing system failures or fraud; (xvi) asset/liability matching risks and liquidity risks; (xvii) the costs, effects and outcomes of existing or future litigation; (xviii) changes in general economic or industry conditions, nationally, internationally, or in the communities in which we conduct business; (xix) changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board; (xx) war or terrorist activities may cause further deterioration in the economy or cause instability in credit markets; (xxi) cyber-attacks; and (xxii) other risks and uncertainties described in our annual report on Form 10-K for the year ended December 31, 2016, and otherwise in our SEC reports and filings. We qualify all of our forward-looking statements by the foregoing cautionary statements. Because of these risks and other uncertainties, our actual future results, performance or achievement, or industry results, may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations are not necessarily indicative of our future results. 2

Additional Information This presentation does not constitute an offer to sell, or a solicitation of an offer to buy, any securities of the Company by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the SEC nor any other regulatory body has approved or disapproved of the securities of the Company or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Securities of the Company are not deposits or insured by the FDIC or any other agency. The Company has filed a registration statement (including the prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the underwriter will arrange to send you the prospectus supplement and the prospectus if you request them by contacting Keefe, Bruyette and Woods, Inc. toll free at 1-800-966-1559 3

Experienced Management Team Charlie Funk President & CEO Joined MidWestOne in 2001 Previously served as President of Brenton Bank Des Moines and central region manager for Brenton Bank Over 37 years of banking experience  Kent Jehle Executive Vice President, Chief Credit Officer  Has served as Chief Credit Officer since 2008; previously served as EVP – Commercial Bank; has been with the Company since 1986 Over 35 years of banking industry experience  Katie Lorenson Senior Vice President, Chief Financial Officer  Joined MidWestOne in 2015 in connection with the acquisition of Central Bancshares, where she had been CFO since 2011 Over 16 years of experience in the banking industry  4

About MidWestOne and 7% Other Source: Company SEC Filings & S&P Global Market Intelligence (1) Based on 11,436,360 shares outstanding as of 12/31/16; and MOFG’s stock price of $36.32 as 3/10/17 (2) As of December 31,2016; 10-K 5 •49% Commercial Real Estate, 23% Residential Real Estate, 21% C&I, Loan Portfolio(2) •587 FTEs(2) •23 branches in 13 counties throughout central and east-central Iowa; 18 offices in the Twin Cities metro area and western Wisconsin; 2 Florida offices in Naples and Fort Myers Locations 2016 Efficiency Ratio •66.43% 2016 Profitability •ROAA of 0.68% / ROATE of 10.13% Total Assets(2) •$3.1 billion Market Cap •11.4 million shares outstanding / $415.4 million(1) Exchange / Ticker •NASDAQ: MOFG

About MidWestOne Stock Price (as of 3/10/2017) Market Capitalization ($mm)(1) Book Value Per Share (2) Tangible Book Value Per Share (2) Price / Tangible Book Value Per Share Price / 2017 EPS (3) Price / 2018 EPS (3) 2016 Diluted Earnings Per Share 2017 EPS Conensus (3) 2018 EPS Consensus (3) $ $ $ $ 36.32 415.4 26.71 20.00 1.82x 13.8x 12.9x 1.78 2.63 2.83 $ $ $ 60.0% 50.0% 40.0% 30.0% 20.0% 10.0% 0.0% (10.0%) Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Jan-17 Feb-17 Mar-17 MOFG +35.8% NASDAQ Bank +45.3% KBW Nasdaq Bank +52.2% 6 Source: Company SEC Filings & S&P Global Market Intelligence; market data 3/10/17 (1) (2) (3) Based on 11,436,360 shares outstanding as of 12/31/16; and MOFG’s stock price of $36.32 as 3/10/17 As of 12/31/16 Per FactSet consensus estimates as of 3/10/17 6 LTM Price Performance (3/10/16 – 3/10/17)

MidWestOne Financial Group, Inc.

Strength & Scale In Attractive Markets

Iowa		June 2016		
Rank	Institution	# of Branches	Total Deposits ($mm)	Market Share (%)
1	Wells Fargo & Co. (CA)	69	7,158	9.14
2	U.S. Bancorp (MN)	108	5,710	7.29
3	BTC Financial Corp. (IA)	23	2,689	3.43
4	Great Western Bancorp (SD)	47	2,318	2.96
5	QCR Holdings Inc. (IL)	20	2,089	2.67
6	Hills Bancorp. (IA)	19	1,897	2.42
7	West Bancorp. (IA)	10	1,495	1.91
8	MidWestOne Financial Grp Inc. (IA)	25	1,434	1.83
9	Northwest Financial Corp. (IA)	22	1,276	1.63
10	Heartland Financial USA Inc. (IA)	11	1,129	1.44
11	Ida Grove Bancshares Inc. (IA)	27	1,118	1.43
12	Ames National Corp. (IA)	16	1,080	1.38
13	BNP Paribas USA Inc. (NY)	25	1,054	1.35
14	Security National Corp. (SD)	12	982	1.25
15	Bank Iowa Corp. (IA)	24	954	1.22
16	Bank of America Corp. (NC)	4	914	1.17
17	Ambank Co. (IA)	10	856	1.09
18	ATBancorp (IA)	11	835	1.07
19	Ohnward Bancshares Inc. (IA)	19	828	1.06
20	First Citizens Financial Corp. (IA)	8	802	1.02
	Top 20 Institutions	510	36,619	46.76
	Total For Institutions In Market	1,556	78,336	100.00

Minneapolis-St. Paul-Bloomington, MN-WI		June 2016		
Rank	Institution	# of Branches	Total Deposits ($mm)	Market Share (%)
1	Wells Fargo & Co. (CA)	98	81,386	45.65
2	U.S. Bancorp (MN)	101	58,578	32.86
3	TCF Financial Corp. (MN)	97	5,888	3.30
4	Bremer Financial Corp. (MN)	25	3,803	2.13
5	Bank of Montreal	33	3,314	1.86
6	Associated Banc-Corp (WI)	21	1,590	0.89
7	Anchor Bancorp Inc. (MN)	17	1,569	0.88
8	Klein Financial Inc. (MN)	19	1,463	0.82
9	Bridgewater Bancshares Inc. (MN)	7	964	0.54
10	MidWestOne Financial Grp Inc. (IA)	15	791	0.44
11	University Financial Corp GBC (MN)	6	677	0.38
12	Alerus Financial Corp. (ND)	6	636	0.36
13	BNP Paribas USA Inc. (NY)	4	629	0.35
14	American National Corp. (NE)	7	582	0.33
15	Premier Bank (MN)	8	580	0.33
16	State Bankshares Inc. (ND)	2	563	0.32
17	Venture Bancshares Inc. (MN)	4	523	0.29
18	Vermillion Bancshares Inc. (MN)	6	452	0.25
19	Tradition Bancshares Inc. (MN)	1	399	0.22
20	Fidelity Holding Co. (MN)	1	385	0.22
	Top 20 Institutions	478	164,771	92.42
	Total For Institutions In Market	806	178,266	100.00

- Franchise well-positioned in compelling metropolitan Midwest markets, including Minneapolis/St. Paul, Iowa City and Waterloo/Cedar Falls
- Top 10 position in the large and concentrated, low-cost deposit markets of the Twin Cities MSA
- Substantial foothold in several smaller, metropolitan markets in Eastern Iowa
- Strong and growing markets Southwest Florida



MOFG (44)
Southwest Florida
St Cloud
Minneapolis
Woodbury
Shakopee
Lakeville
Red Wing
Eau Claire
Faribault
Mankato
Owatonna
Rochester
Albert Lea
Austin
Mason City
Algona
Fort Dodge
Waterloo
IOWA
Ames
Marshalltown
Cedar Rapids
Des Moines
Davenport
Knoxville
Muscatine
Corydon
Centerville
Burlington
Fort Madison
Keokuk
Wildwood
Kirksville
Quincy
Punta Gorda
Cape Coral
Fort Myers
Iona
Bonita Springs

Source: S&P Global Market Intelligence; Deposit data as of 6/30/16

7

Deposit Market Share

Iowa City

Rank	Institution (ST)	Number of Branches	Deposits in Market ($mm)	Market Share (%)
1	Hills Bancorp. (IA)	12	1,527	40.0
2	MidWestOne Financial Grp Inc. (IA)	8	693	18.2
3	U.S. Bancorp (MN)	8	293	7.7
4	West Bancorp. (IA)	2	241	6.3
5	W.S.B. Inc. (IA)	2	181	4.7
6	Wells Fargo & Co. (CA)	2	159	4.2
7	Country Bancorp. (IA)	4	112	2.9
8	Central Bancshares Inc. (IA)	3	97	2.6
9	Great Western Bancorp (SD)	1	90	2.4
10	Washington Bancorp (IA)	4	89	2.3
	Totals (1-10)	46	3,482	91.2
	Totals (1-20)	60	3,817	100.0

Oskaloosa, IA

Rank	Institution (ST)	Number of Branches	Deposits in Market ($mm)	Market Share (%)
1	MidWestOne Financial Grp Inc. (IA)	2	182	41.2
2	Bank Iowa Corp. (IA)	2	90	20.4
3	Community Bancshares Corp. (IA)	1	86	19.4
4	Great Southern Bancorp Inc. (MO)	1	25	5.8
5	U.S. Bancorp (MN)	1	22	5.0
6	Leighton Investment Co. (IA)	1	21	4.8
7	Twin Cedars Bancorp. (IA)	1	15	3.5
	Totals (1-7)	9	441	100.0

Burlington, IA – IL

Rank	Institution (ST)	Number of Branches	Deposits in Market ($mm)	Market Share (%)
1	Two Rivers Financial Grp Inc. (IA)	4	349	27.9
2	Farmers & Merchants Bcshs Inc. (IA)	4	185	14.8
3	MidWestOne Financial Grp Inc. (IA)	1	107	8.6
4	Danville Bancshares Inc. (IA)	1	98	7.8
5	Mediapolis Bancorp. (IA)	2	88	7.1
6	Raritan State Bancorp Inc. (IL)	1	78	6.3
7	U.S. Bancorp (MN)	2	72	5.8
8	Great Western Bancorp (SD)	2	71	5.7
9	FSB Bancorp (IA)	1	62	5.0
10	Bank of Stronghurst (IL)	2	54	4.3
	Totals (1-10)	20	1,164	93.1
	Totals (1-15)	25	1,250	100.0

Waterloo / Cedar Falls, IA

Rank	Institution (ST)	Number of Branches	Deposits in Market ($mm)	Market Share (%)
1	FSB Financial Services Inc. (IA)	8	579	17.6
2	U.S. Bancorp (MN)	6	366	11.1
3	Lincoln Bancorp (IA)	5	309	9.4
4	Wells Fargo & Co. (CA)	4	287	8.7
5	First of Waverly Corp. (IA)	6	283	8.6
6	PSB Corp. (IA)	5	253	7.7
7	Regions Financial Corp. (AL)	4	181	5.5
8	GNB Bancorp. (IA)	3	164	5.0
9	Rigler Investment Co. (IA)	4	134	4.1
10	QCR Holdings Inc. (IL)	3	125	3.8
12	MidWestOne Financial Grp Inc. (IA)	3	96	2.9
	Totals (1-10)	48	2,679	81.3
	Totals (1-23)	67	3,297	100.0

Source: S&P Global Market Intelligence; Deposit data as of 6/30/16

8

Our Markets Biomedical, Retail Wells Fargo, Target Corp. 9 Source: Forbes Media LLC; Company SEC Filings Population 166,400 170,600 3,529,600 Gross Metro Product $10.0B $9.5B $232.6B Median Household Income $63,841 $55,897 $70,425 Household Income Growth 5.00% 4.50% 2.10% Unemployment 2.6% 4.7% 3.3% Major Industries Bio-Science, Health Care Education Financial Services, Technology, Major Employers University of Iowa, ACT, University of Iowa Hospitals, Proctor & Gamble John Deere, Covenant Medical Center, University of Northern Iowa UnitedHealth Group, US Bancorp, Forbes Lists #9 Best Small Places for Business #40 in Job Growth #8 in Education #35 Best Small Places for Business #130 in Job Growth #54 in Education #29 Best Places for Business #69 in Job Growth #21 in Education Waterloo / Cedar Falls Iowa City Minneapolis

Consistent Track Record of Performance $3.00 250% $2.42 $2.50 200% 185.3% $2.00 150% 143.0% $1.50 98.2% 100% $1.00 50% $0.50 $0.00 0% 2012 2013 2014 2015 2016 12/30/2011 12/30/2013 12/30/2015 S&P 500 (+98.2%) Diluted EPS Dividends Paid EPS, Adjusted(1) MOFG (+185.3%) SNL Midwest U.S. Bank (+143.0%) Source: Company SEC Filings and S&P Global Market Intelligence; market data as of 12/31/2016 Note: SNL Midwest U.S. Bank Index includes all major exchange (NYSE, NYSE MKT, NASDAQ) banks in SNL's coverage universe headquartered in IA, IN, IL, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI. (1) 2016 EPS has been adjusted to exclude extraordinary items, non-recurring items and gains/losses on sale of securities, and also reflects a normalized provision for loan loss in the fourth quarter, based on the average PLL for the three prior quarters, assumes a 30% tax rate (2) Includes cash dividends paid to common shares 10 $2.18$2.19 $2.38(1) $1.94 $1.78 $0.50 $0.58 $0.64 $0.60 $0.36 Total Shareholder Return (%)(2) EPS and Dividends ($)

Strong Profitability 1.25% $130.0m 4.00% 1.06% $123.0 1.05% 0.96% 1.00% 3.75% 3.80% 0.75% $110.0m 0.50% 3.50% 0.25% $90.0m 0.00% 3.25% 2012 2013 2014 2015 2016 $70.2 $70.0m 3.00% 16.0% 14.3% 11.4% 12.0% 11.0% $50.0m 10.6% 2.75% 8.0% $30.0m 2.50% 4.0% 2012 2013 2014 2015 2016 Net Interest Income Net Interest Margin Non-interest Income 0.0% 2012 2013 2014 2015 2016 11 Source: Company SEC Filings 10.1% ROATE (%) 0.91% 0.68% $111.2 $23.4 3.71% $21.2 3.53% 3.46% 3.46% $99.6 $73.1 $90.1 $19.7 $68.7 $15.3 $14.7 $54.9 $53.4 $54.0 ROAA (%) Revenue & Net Interest Margin (%)

Focus on Fee Income Diversification $25.0 $23.4 $20.0 $15.0 $10.0 $5.0 $0.0 2012 2013 2014 2015 2016 Trust, investment, and insurance fees Other service charges and fees Service charges and fees on deposit accounts Other Loan origination and servicing fees 12 Source: Company SEC Filings $21.2 $2.9 $19.7 $2.8 $6.0 $5.6 $14.7 $15.3 $5.2 $2.4 $3.8 $1.0 $2.3 $2.2 $2.8 $2.3 $3.6 $3.2 $1.6 $5.2 $4.4 $3.3 $3.2 $3.0 $6.0 $5.6 $5.8 $5.3 $5.0 Wealth Management - Trust Services: Opportunity to expand trust services to locations within the company previously without those services -Investment Services: Strong brokerage presence in 4 markets with potential to expand -Insurance Services: Building this phase of business in selected communities and we expect that insurance will become a greater contributor to non-interest income in the future Home Mortgage -Economies of scale through utilizing a central hub for Real Estate lending Strategic planning goal is to continue to increase non-interest income as a % of revenues Fee Income Opportunity Non-Interest Income ($mm)

MidWestOne’s Loan Portfolio Construction & Land Develop. State/Muni IDR 5% Twin Cities 6% Agriculture & Farmland 10% RRE Non-Ownr Occup. 7% Rural Iowa Consumer & Other 2% Iowa City RRE nr Occup 10% Cedar Valley Commercial 17% Florida Improved CRE - OOC 14% Western WI Improved CRE - NOO 18% Mortgage Home Equity 5% SBA LPO CRE Multifamily 6% Special Assets $0 $200 $400 $600 $800 13 Source: Company Filings & S&P Global Market Intelligence (1) CRE loans defined as non-owner occupied CRE, multi-family and construction loans (utilizing Call Report definitions) CRE Loans (1) / Total Risk-Based Capital : 236.6% Loan Portfolio by Market ($mm) Loan Portfolio by Type

Asset Quality 0.28% 0$.52.6 0.26% 0.78% 0.89% 0.83% 0.68% 0.99% $2.1 $1.1 $1.0 $2.1 0.40%0.28% $40.0 0.20% $30.6 0.20% $30.0 0.30% 0.26% 0.10% 0.10% 0.09% 0.21% 0.10% $20.0 0.20% 0.10% 0.11% 0.09% 0.11% 0.09% 0.10% 2011 $10.0 012 13 4 $1.8 $1.9 0.00%2011 012 13 4 $0.0 2012 2013 Nonaccrual Loans 2014 2015 Restructured Loans 2016 2012 2013 2014 2015 2016 NPAs / Assets OREO 90 DPD+ NCO ($ in millions) 2.00% 280.0% 2.00% 1.83% 1.50% 210.0% 1.50% 1.31% 1.27% 1.15% 72.8% 1.00% 140.0% 1.00% 0.50% 70.0% 0.50% 0.00% 0.0% 0.00% 2012 2013 2014 2015 2016 2012 2013 2014 2015 2016 LLR / Loans Purchase Discount / Loans LLR / NPLs 14 Source: Company SEC Filings & S&P Global Market Intelligence (1) Assumes purchase discount of $8.6 million in 2015 and 2016 per Company filed 10K 1.03% 0.54% 1.54%1.49%1.44% 0.93% 1.61% 0.60% 179.4% 147.8% 152.0% 1 78.1% 1.01% 0.90% Loan Loss Reserve Coverage(1) NPLs / Loans (%) 201 201 2015 2015 20 20 2 2 2016 2016 $20.4 $7.3 $2.1 $13.9$15.5$14.9 $7.2 $20.7 $8.9 $7.1 $9.2 $8.8 $3.3 $3.2 $3.3 $4.0 $2.9 NCOs / Average Loans (%) Nonperforming Assets ($mm)

Core Deposit Franchise $3,000 0.90% 100% 0.90% $2,480 $2,464 $2,500 0.75% 75% $2,000 0.60% $1,409 $1,400 $1,500 0.45% 50% $1,375 0.38% $1,000 0.30% 0.34% 25% $500 0.15% $0 0.00% 0% 2012 2013 2014 2015 2016 2012 Demand Deposits Retail Time 2013 2014 2015 2016 NOW & Oth Trans Accts Jumbo Time MMDAs+Savings Total Deposits Cost of Deposits 15 Source: Company SEC Filings & S&P Global Market Intelligence 0.66% 0.51% 17.3% 16.0% 17.2% 12.3% 13.2% 14.1% 13.1% 17.9% 20.9% 16.4% 40.4% 47.8% 42.8% 43.0% 36.8% 10.5% 6.0% 11.4% 7.2% 8.2% 22.7% 19.9% 16.2% 15.2% 13.6% Total Deposits ($mm) Deposit Composition

Capital Position Over Time 16.00% 14.73% 14.62% 14.00% 11.65% 12.00% 11.62% 11.48% 11.19% 10.00% 9.65% 8.00% 6.00% 4.00% 2011 2012 2013 2014 2015 2016 TCE / TA Leverage Ratio CET1 Ratio Total Capital Ratio Source: S&P Global Market Intelligence (1) Per regulatory filings (2) As mentioned on 1/27/17 earnings call. 16 13.66%13.80% MOFG’s previously stated TCE / TA target(2) 12.40% 12.23% (1) 10.55% 10.85% 9.60% 9.75% 10.29% 9.69% 9.44% 8.75% 9.22% 8.34% 8.68% 7.34% 7.52% Capital Ratios (%)

Merger with Central Bancshares  Combined two strong Midwest community banks with significant presence in key metropolitan markets United similar bank credit cultures, community support and engagement, and loyal employee bases The combined company now has over $3 billion in assets, creating one of the premier publicly traded financial services companies in Iowa and Minnesota    Several leaders have emerged in the Twin Cities markets who have been instrumental in spreading the MOFG culture, as well as driving the resumption of strong loan growth in footprint Hiring of a new Chief Operating Officer with significant commercial banking experience to better lead the Twin Cities markets Instilling a loan and deposit growth culture throughout the company   participate in inevitable consolidation within our markets Banks with > $2.0bn in Assets Banks with < $1.0bn in Assets 283 7 267 Iowa Minnesota National Average Iowa Minnesota National Average 17 Source: S&P Global Market Intelligence Note: Includes all FDIC regulated depositories ; assets as of 12/31/16 55 92 Given our size and public currency, we are uniquely positioned to Opportunity Post-Merger Integration Strategic Rationale

Recent Operating Initiatives – Drive to 1% ROA 18 Historically a mid-to-high 50s efficiency ratio operating plan Full Integration and Cost Savings Target for Central Bancshares was planned 3-4yrs Full achievement is expected by 2017 Centralized Deposit Operations in Iowa City Many efficiencies to be gained with new leadership in the bank's Home Mortgage Center Ongoing review of all small offices within the company Hired three seasoned commercial bankers and a treasury management specialist in 1Q’17 Attractive MSA - similar to our existing markets - focus on similar client C&I Focus, Not CRE biased Relatively small operating expense investment Planned full operating branch, not just an LPO No near-term retail branch system expansion plans for Denver Efficiency Program Update (lower operating expenses) Denver Lift-out Expansion (expand revenues)

Experienced Board

Name	Experience	Ownership (%)
Charles N. Funk	President & CEO of the Company	0.79%
Richard R. Donohue	Former Managing Partner of TD&T CPAs and Advisors, P.C	0.29%
Michael A. Hatch	Attorney at Blackwell Burke P.A.	0.03%
Tracy S. McCormick	CFO of Mill Creek Development Company	0.72%
Kevin W. Monson	President and Managing Partner of Neumann Monson, Inc.	0.68%
John M. Morrison	Former Chairman of Central Bancshares	3.76%(1)
William N. Ruud	President of Marietta College	0.01%
Richard J. Schwab	Entrepreneur, Investor and CPA	0.04%
Ruth E. Stanoch	Corporate Affairs Consultant	0.01%
Kurt R. Weise	Former Chairman and President of Central Bank	0.28%
Stephen L. West	Majority Owner and Chairman of West Music Company Inc.	0.26%
R. Scott Zaiser	President of Zaiser's Landscaping, Inc.	0.10%
W. Richard Summerwill	*Non-Voting Director Emeritus,* long-time CEO of the Company	2.80%
John S. Koza	*Non-Voting Director Emeritus,* served on the Board since 1983	7.70%
Total		**17.47%**

The founding family of MidWestOne, the Summerwills, own nearly 25% of the company, inclusive of shares owned by W. Richard Summerwill & John S. Koza, Directors Emeriti

Source: S&P Global Market Intelligence and Company SEC Filings
Note: Data as of 2/1/17
(1) Assumes 2,000,000 shares owned as trustee of John M. Morrison Revocable Trust #4 are sold in the offering. Shares owned in a private charitable foundation will not be sold in the offering.

19

MidWest*One*'s Focus

Our Operating Principles

1. Take good care of our ***customers***
2. Hire and retain ***excellent employees***
3. Always conduct yourself with the utmost ***integrity***
4. Work as one ***team***
5. Learn constantly so that we can continually ***improve***

Why MidWest*One*?

- High credit and loan quality
  - Excellent historical track record
  - Diversified portfolio
- Company is implementing its strategic plan to grow along the Avenue of the Saints (St. Louis to St. Paul)
- People including a strong and experienced management team
- Commitment to our shareholders – we make long-term decisions
- Community focus to accomplish our brand promise
  - Our employees gave over 35,000 hours of their own time in volunteerism in 2015
  - More than $650,000 in community support was given by MidWestOne Bank and the MidWestOne Foundation in 2016

20

Non-GAAP Reconciliations For the Year Ended December 31, (dollars in thousands) 2016 2015 2014 2013 2012 Average total shareholders ’ equity $ 304,670 $ 255,307 $ 186,375 $ 175,666 $ 165,429 Les s : Average goodwill and intangibles , net (81,727) (69,975) (8,477) (9,073) (9,785) Net Income Pl us : Intangible amortization, net of ta x (1) 2,581 2,126 356 431 513 Return on Average Tangible Equity 10.13% 14.29% 10.61% 11.43% 10.95% (1) Computed on a tax-equivalent basis, assuming a federal income tax rate of 34% for 2012, and 35% for 2013, 2014, 2015 and 2016. December 31, 2016 (dollars in thousands, except per share data) Tangible Common Equity Pl us : Deferred tax liability associated with intangible 3,068 Tangible common equity $ 228,699 Tangible Book Value Per Share $ 20.00 21 Commons ha res outstanding 11,436,360 Les s : Goodwill and intangibles , net (79,825) Total shareholders ’ equity $ 305,456 Adjusted net income $ 22,972 $ 27,244 $ 18,878 $ 19,038 $ 17,047 Net income $ 20,391 $ 25,118 $ 18,522 $ 18,607 $ 16,534 Average tangible equity $ 226,852 $ 190,686 $ 177,898 $ 166,593 $ 155,644 Pl us : Average deferred tax liability associated with intangibles 3,909 5,354 - - - Average Tangible Equity

Non-GAAP Reconciliations (cont.)

(dollars in thousands, except per share data)	For the Year Ended December 31, 2016	2015	2014	2013	2012
Net Interest Margin Tax Equivalent Adjustment					
Net interest income	$ 99,606	$ 90,052	$ 54,853	$ 53,962	$ 53,350
Plus tax equivalent adjustment:[1]					
Loans	1,692	1,293	1,157	963	827
Securities	3,023	2,898	2,880	2,795	2,304
Tax equivalent net interest income [1]	$ 104,321	$ 94,243	$ 58,890	$ 57,720	$ 56,481
Average interest-earning assets	$ 2,747,493	$ 2,541,681	$ 1,669,130	$ 1,667,251	$ 1,630,835
Net Interest Margin	3.80 %	3.71 %	3.53 %	3.46 %	3.46 %
Net Income	$ 20,391	$ 25,118	$ 18,522	$ 18,607	$ 16,534
Plus: Loss on termination of pension	-	-	-	-	6,088
Plus: Merger-related expenses	4,568	3,512	1,061	-	-
Less: Gain on sale of Home Mortgage Center	-	-	-	-	(4,047)
Less: Net tax effect of above items [2]	(1,682)	(539)	(111)	-	(755)
Net income, exclusive of loss on termination of pension and gain on sale of Home Mortgage Center, and merger-related expenses	$ 23,277	$ 28,091	$ 19,472	$ 18,607	$ 17,820
Average Assets	$ 2,993,875	$ 2,773,095	$ 1,760,776	$ 1,756,344	$ 1,721,792
Return on Average Assets	0.68 %	0.91 %	1.05 %	1.06 %	0.96 %

(1) Computed on a tax-equivalent basis, assuming a federal income tax rate of 34% for 2012, and 35% for 2013, 2014, 2015 and 2016.

(2) Computed assuming a combined state and federal tax rate of 37% for 2012, and 38% on eligible tax-deductible expenses for 2014, 2015 and 2016.

22

Non-GAAP Reconciliations (cont.) For the 3 months ended, Year Ended Dec-31, 2016 (dollars in thousands) Mar-31 Jun-30 Sep-30 Dec-31 Les s : Realized Gain on Securities (1) (159) (145) - 2 (302) Pl us : Amortization of Intangibles , net of tax (1) 690 660 631 601 2,581 Adjusted Net Income $ 7,038 $ 6,569 $ 6,516 $ 7,170 $ 27,292 Adjusted EPS (1) Tax affected at 35% $ 0.61 $ 0.58 $ 0.57 $ 0.63 $ 2.38 (2) Assumes 4Q'16 provision is normalized as the average of the prior three quarters of 2016; taxed at 30% 23 Diluted Shares Outstanding11,442,93111,453,83111,461,10811,470,53111,456,324 Pl us : Normalized Provision(1)(2)---2,5632,563 Les s : Nonrecurring Items (1)9631,299(337)1342,059 Net Income$5,544$4,755$6,222$3,870$20,391

MidWestOne Financial Group, Inc. TM MidWestOne Financial Group, Inc. 102 South Clinton Street • Iowa City, Iowa 52240 319.356.5800 • MidWestOneFinancial.com NASDAQ: MOFG